Exhibit 2.2
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
     THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”), dated November 10, 2008, among Flow International Corporation, a Washington corporation (“Parent”), Orange Acquisition Corporation, a Washington corporation and a wholly-owned subsidiary of Parent (“Sub”), OMAX Corporation, a Washington corporation (“Company”), John B. Cheung, John H. Olsen, James M. O’Connor and Puget Partners, L.P., the holders of forty-five percent (45%) of the issued and outstanding ownership interests (other than holders of Company Options) in the Company (collectively referred to as the “Major Shareholders”), and John B. Cheung, Inc., a personal holding corporation owned by John B. Cheung (the “Shareholders’ Representative”) as agent and attorney-in-fact for the holders of Company Shares (as defined in Section 2.1), amending that Agreement and Plan of Merger (the “Agreement”), dated September 8, 2008, among Parent, Sub, Company, the Major Shareholders and the Shareholders’ Representative.
     INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and the mutual representations, warranties, covenants, and agreements in this Amendment and in the Agreement, the parties hereby agree to amend the Agreement as follows:
1. Article II of the Agreement is deleted in its entirety and replaced with the following:
ARTICLE II
EFFECT OF THE MERGER; DELIVERY OF CONSIDERATION
     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action (except as provided in Section 4.5 and in this Section 2.1) on the part of Sub, Parent, Company, or the holder of any shares of Company capital stock (“Company Shares”):
          2.1.1 Capital Stock of Sub. Each share of Sub common stock, no par value per share, issued and outstanding immediately before the Effective Time, will be converted into one validly issued, fully paid, and nonassessable share of Surviving Corporation common stock (“Surviving Corporation Common Stock”), with the stock certificate of Sub evidencing ownership of such share of Surviving Corporation Common Stock.
          2.1.2 Cancellation of Company Shares. Each Company Share owned directly or indirectly by Company or by any subsidiary (as defined in Section 10.2) of Company will automatically be cancelled and retired and will cease to exist and no consideration will be delivered or deliverable in exchange for such Company Shares. Company will obtain a written consent to such cancellation from any subsidiary, whether or not wholly owned, that owns Company Shares.
          2.1.3 Conversion of Company Securities. Subject to the limitations on payments and the timing of payments as set forth in Section 2.2, Section 2.3 and Article VIII, each Company Share and Company Option (as defined below) validly issued and outstanding immediately before the Effective Time (other than Appraisal Shares, as defined in Section 2.1.6, and those Company Shares referred to in Section 2.1.2), will, without any action on the part of the holder thereof (except as set forth in this Section 2.1.3) be converted into, or with respect to Company Options, cancelled in exchange for, their respective conversion payment (“Conversion Payment”), which will be calculated as follows:
               (a) Each share of Company common stock, no par value (the “Company Common Shares”), issued and outstanding immediately before the Effective Time will convert into the right to receive (i) an amount in cash equal to the Per Share Cash Consideration (as defined below), (ii) the Per Share Stock Consideration (as defined below), and (iii) the Per Share Contingent Consideration (as defined below).
               (b) Each Company Option (as defined below) that is validly issued and unexpired, unexercised, and outstanding immediately before the Closing will be exercised immediately before Closing, with the consent of the holder thereof, (such person, the “Option Holder”), for Company Shares; provided that the right of the Option Holder to receive the Per Share Cash Consideration (as defined below) shall be subject first to deduction for (i) the respective aggregate exercise price of the Company Option(s) being exercised, (ii) any previous loans or advances to such Option Holder related to the previous acquisition of Company Shares by the exercise of options which occurred in April 2008, and (iii) the amount of any applicable payroll, income tax or other withholding taxes being paid on behalf of the Option Holder arising from the exercise of a Company Option (collectively, the “Option Advances”), which shall be treated as a partial payment of the Per Share Cash Consideration due the former Option Holder.
     At the Effective Time, all Company Shares will be cancelled and will cease to exist and each certificate (a “Certificate”) previously representing any Company Shares will represent only the right to receive the applicable Conversion Payment as provided by this Section 2.1.3. The amount that the holders of Company Shares are entitled to receive at Closing under this Section 2.1.3 will be reduced by their pro rata share of (i) the Escrow Amount (as defined in Section 2.2.1), (ii) the Employee Retention Pool Amount (as defined in Section 2.2.2), and (iii) in the case of the Option Holders, the amount of Option Advances.
     The numbers used below and in the pro forma calculations in the attached Schedule 2.1, each rounded to the nearest dollar are for purposes of illustration of the Per Share Cash Consideration only and will be adjusted and set forth in the final Schedule 2.1, which will be determined in accordance with the following procedures, adjustments, and definitions and when approved in writing by Parent and Company before Closing will be the final and determinative interpretation of the following, each term used as defined below:

(i)	Base Cash Amount	$	[•]
(ii)	Plus: Option Consideration	$	[•]
(iii)	Less: Working Capital Deficit, or plus Working Capital Credit (defined in Section 2.3(a))	$	[•]
(iv)	Less: Expenses	$	[•]
(v)	Subtotal: Gross Distributable Cash Amount (defined below)	$	[•]
(vi)	Divided by: Participating Common Share Equivalents (PCSEs)	$	[•]
(vii)	Per Share Cash Consideration	$	[•]
The following definitions will be used in making the above calculation and for purposes of this Article II:
     “Base Cash Amount” means $71,000,000, less the Employee Retention Pool Amount and less the amounts provided for in Section 6.9.
     “Company Options” means each unexpired, unexercised vested (following vesting immediately prior to Closing in accordance with Section 3.1.23) Company Option that is outstanding immediately before the Closing with an exercise price less than the Per Share Amount as finally determined.
     “Expenses” means the fees (including financial advisory and professional fees), costs, expenses, bonuses, and charges incurred by Company in connection with the Transactions, including fees for services provided by the parties as listed on Schedule 2.1.3, which schedule shall be provided by Company to Parent prior to Closing, and fees to be paid by Parent pursuant to Section 6.9, except to the extent such fees, costs, expenses, bonuses and charges were paid or accrued prior to the computation of Net Working Capital or are included in the computation of Net Working Capital.

     “Gross Distributable Cash Amount” means the Base Cash Amount, plus the Option Consideration and the Working Capital Credit, and less (a) the Working Capital Deficit, and (b) Expenses.
     “Gross Distributable Contingent Consideration” means the contingent consideration payable pursuant to Section 2.1.5 below.
     “Gross Distributable Stock Consideration” means the consideration payable pursuant to Section 2.1.4 below.
     “Option Consideration” means the aggregate exercise price of all Company Options outstanding immediately before Closing (and before the exercise of such Company Options pursuant to this Section), and including the aggregate of any previous loans or advances to Option Holders related to the previous acquisition of Company Shares by the exercise of options which occurred in April 2008.
     “PCSEs” or “Participating Common Stock Equivalents” means all of the Company Common Shares including Company Common Shares issued upon exercise of Company Options outstanding immediately before Closing.
     “Per Share Cash Consideration” means the Gross Distributable Cash Amount divided by the PCSEs.
     “Per Share Contingent Consideration” means the Gross Distributable Contingent Consideration divided by the PCSEs.
     “Per Share Stock Consideration” means the Gross Distributable Stock Consideration divided by the PCSEs.
          2.1.4 Stock Consideration. Subject to the terms and conditions of Section 2.1.3 above, the Conversion Payment shall include the right to receive shares of Parent Common Stock, $.01 par value (“Parent Common Stock”) to be issued pro rata to the holders of PCSEs, in a number reflecting a value of $4,000,000, based upon the average daily closing price per share of Parent Common Stock quoted on the The NASDAQ Global Market during the ten (10) trading day period ending two (2) business days prior to Closing (“Closing Share Price”). Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Parent Common Stock shall be issued in the Merger. Each holder of Company Common Shares who otherwise would have been entitled to a fraction of a share of Parent Common Stock (after taking into account all PCSEs delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Closing Share Price, rounded to the nearest whole cent.
          2.1.5 Contingent Consideration. Subject to the terms of Section 2.1.3 above, and subject to the right of a holder of PCSEs to make an Interim Election as set forth below, the Conversion Payment shall include the right to receive an aggregate amount up to $52,000,000, which shall be paid on the third anniversary of Closing based on the average daily closing share price for Parent Common Stock quoted on The NASDAQ Global Market or similar quotation service for the six (6) months ending thirty six (36) months after Closing, or if no such quotation is available, the average daily closing share price for Parent Common Stock for the last six (6) months that such quotations were available (“Average Share Price”). The calculation of Average Share Price shall be adjusted as appropriate in the event of any stock split or stock dividend by Parent. If any amounts become payable pursuant to this Section 2.1.5, Parent shall have the option of distributing Parent Common Stock to the holders of PCSEs in lieu of such cash, which shall be based on the Average Share Price, or if an Interim Election is made as described below, the Interim Average Share Price. If the Average Share Price is:
     a. less than or equal to $6.99, no payment or distribution shall be made under this Section 2.1.5;
     b. equal to $7.00, a payment of an additional $5,000,000 shall be paid to the holders of the PCSEs; or

     c. between $7.01 and $14.00, additional amounts shall be derived on a straight line interpolation basis between $5,000,000 and $52,000,000 and distributed to the holders of PCSEs accordingly .
     If, during the period beginning on the last day of the sixth (6th) full month after Closing and ending on the last day of the thirty-fifth (35th) full month after Closing (“Interim Election Period”), the average daily closing share price of Parent Common Stock for the trailing six (6) month period quoted on The NASDAQ Global Market or similar quotation service is equal to or greater than $7.00 (“Interim Average Share Price”), a holder of PCSEs may elect to receive contingent consideration under this Section 2.1.5 on the basis of the Interim Average Share Price in lieu of the Average Share Price (“Interim Election”). No later than the fifth (5th) day of every calendar month during the Interim Election Period, Parent shall publish on its website, a monthly statement of the Interim Average Share Price for the applicable trailing six month period and all prior trailing six month periods in a format reasonably acceptable to the Shareholders’ Representative. A holder of PCSEs may only make an Interim Election once for all the PCSEs held, any Interim Election is permanent and may not be revoked, and any Interim Election will also be subject to the terms and conditions of the Escrow Agreement. Any Interim Election will be reported to Parent on an Interim Election form substantially in the form attached hereto as Exhibit 2.1.5, and may be made in the first fifteen (15) calendar days of any month, following the sixth (6th) full calendar month after Closing, with reference to the Interim Average Share Price occurring during the prior six (6) calendar months then elapsed. For example, if the Closing occurs on January 15, 2009, and the Interim Average Share Price for the 6 months beginning February 1, 2009 and ending July 31, 2009 is $7.50, then a holder of PCSEs may elect between August 1 to August 15, 2009 to make an Interim Election on a $7.50 basis. Such election will be deemed valid if postmarked or otherwise sent with a documented confirmation, on or before the end of business (5:00 PM Pacific Time) of the 15th day of the open election period (the first fifteen calendar days of each month). If a holder of PCSEs does not make a valid Interim Election during the Interim Election Period, then that holder shall receive contingent consideration using the Average Share Price as described above. The right to any payment under this Section 2.1.5 shall be personal, non-negotiable, and non-transferable except by operation of law or by will.
          2.1.6 Appraisal Rights. Company Shares validly issued and outstanding immediately before the Effective Time and held by a holder who has not consented to the Merger in writing and who is entitled to demand and properly demands appraisal rights for such Company Shares in accordance with the WBCA (the “Appraisal Shares”) will not be converted into a right to receive the Conversion Payment unless such holder fails to perfect or withdraws or otherwise loses such holder’s appraisal rights. If, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses such holder’s appraisal rights, such Company Shares will be treated as if they had been converted as of the Effective Time in accordance with Section 2.1.3, without any interest. Company will give Parent prompt notice of any demands received by Company for appraisal rights, and Parent will have the right to participate in all negotiations and proceedings with respect to such demands. Company will not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Any amounts paid to a holder by Company in accordance with appraisal rights in excess of the Per Share Amount such holder would have otherwise received will be deducted from the Escrow Amount (as defined in Section 2.2 below) and will not be reimbursed by Parent or any affiliate of Parent.
     2.2 Escrow.
          2.2.1 Escrow Amount. At Closing, an amount equal to $8,450,000 (pro rata based upon the total consideration to be received by such holder at Closing, the “Escrow Amount”) will not be distributed to holders of Company Shares in accordance with Section 2.1.3 but rather will be deposited by Parent with, and held by BNY Mellon Shareowner Services or other bank or trust company as Parent may choose in its discretion, as escrow agent, in an escrow fund in accordance with the Escrow Agreement substantially in the form attached hereto as Exhibit 2.2.1(a) (the “Escrow Agreement”) to fund payments related to Net Working Capital to the extent required by Section 2.3 and to be the sole and exclusive remedy to secure claims by Parent or Surviving Corporation for indemnification under this Agreement, in accordance with and subject to the terms of Article VIII. The Escrow Amount will take the form of an unsecured promissory note substantially as attached hereto as Exhibit 2.2.1(b) (the “Escrow Note”). The release of the Escrow Amount will occur promptly following eighteen (18) months from the Closing, and shall be subject to the terms hereof and of the Escrow Agreement; provided, however, that in the event of any conflict between this Agreement and the Escrow Agreement, the terms of the Escrow Agreement will control. The Escrow Agreement shall provide that interest accruing to the Escrow Amount shall become part of the escrowed funds and that for purposes of distribution, such interest shall follow the principal amount.

          2.2.2 Employee Retention Pool. At Closing, cash in the aggregate amount as provided on Schedule 2.2.2, which schedule shall be provided by Company to Parent at least five business days prior to Closing (the “Employee Retention Pool Amount”, and together with the Escrow Amount, the “Escrow Amounts”) that would otherwise be received by holders of Company Shares in accordance with Section 2.1.3 (pro rata based upon the total consideration to be received by such holder at Closing) will not be distributed to or made available for holders of Company Shares in accordance with Section 2.1.3 but rather will be deposited by Parent with, and held by Foster Pepper PLLC or such bank or trust company as Parent may choose in its discretion, as escrow agent, in an escrow fund (the “Employee Retention Escrow”) in accordance with the Employee Retention Escrow Agreement substantially in the form attached hereto as Exhibit 2.2.2 (the “Employee Retention Escrow Agreement”, and together with the Escrow Agreement, the “Escrow Agreements”) to fund payments related to the employee retention pool to be created in accordance with Section 6.8(d). The release to Parent or Company of the portion of the Employee Retention Pool Amount earned by eligible employees, as listed on Schedule 2.2.2, who are employed with Parent or Company on the six (6) month anniversary of the Closing and have satisfied any other conditions necessary to earn their respective retention bonuses, as specified on Schedule 2.2.2, plus the employer’s share of FICA (OASDI and Medicare) taxes on such portion will occur shortly after the six (6) month anniversary of Closing, with the remaining portion (if any) of the Employee Retention Pool Amount to be used to pay fees and expenses of the Employee Retention Escrow or retained under the Employee Retention Escrow Agreement until immediately prior to the distribution of the Escrow Amount. As soon as practicable after the six (6) month anniversary of the Closing and Company’s or Parent’s receipt of the applicable funds from the Employee Retention Escrow, Company or Parent shall pay retention bonuses (less applicable tax withholdings and any other required withholdings or deductions) to the eligible employees who earned the right to receive such bonuses and remit the employees’ withheld taxes plus the employer’s share of FICA taxes to the applicable taxing authority. Immediately prior to the distribution of the Escrow Amount, the remaining Employee Retention Escrow Amount (including any interest accruing thereto but less any fees and expenses of the Employee Retention Escrow) will be thereupon deposited with the Escrow Agent under the Escrow Agreement for distribution according to its terms, which terms shall specify that such remaining Employee Retention Escrow Amount shall not be available for the securing of indemnification claims, the reimbursement of fees and expenses, or the funding of payments relating to Net Working Capital. All releases of the Employee Retention Pool Amount will be subject to the terms hereof and of the Employee Retention Escrow Agreement; provided further, that in the event of any conflict between this Agreement and the Employee Retention Escrow Agreement, the terms of the Employee Retention Escrow Agreement will control.
     2.3 Net Working Capital.
               (a) On the Closing Date, Company will have Net Working Capital that is not less than $7,000,000 (“Minimum Working Capital”), nor more than $9,000,000 (“Maximum Working Capital”). To the extent that Company has Net Working Capital on the Closing Date that is less than the Minimum Working Capital, such deficiency will be deducted from the Base Amount in accordance with Section 2.1.3 as the “Working Capital Deficit.” To the extent that Company has Net Working Capital on the Closing Date that is greater than the Maximum Working Capital, such excess will be added to the Base Amount in accordance with Section 2.1.3 as the “Working Capital Credit.”
               (b) For purposes of this Agreement, the term “Net Working Capital” means: (i) Total Current Assets (as defined below) less (ii) all accrued Total Current Liabilities (as defined below). “Fixed assets, net,” “intangible assets,” deferred tax assets and deferred tax liabilities will be excluded from the determination of Net Working Capital. For avoidance of doubt, “Total Current Assets” as reflected on the Closing Balance Sheet will include: (i) cash and cash equivalents; (ii) short-term investments; (iii) accounts receivable outstanding not more than sixty (60) days from their due date and other receivables net of doubtful accounts; (iv) inventories (net of allowance for obsolete inventory) and (v) prepaid expenses and other current assets. “Total Current Liabilities” as reflected on the Closing Balance Sheet will include: (w) accounts payable; (x) accrued taxes, payroll and benefits; (y) other “Current Liabilities”; and (z) the current portion (due within twelve (12) months) of any Debt. Each of the foregoing terms will be determined in accordance with GAAP, as consistently applied, to the extent described above except as otherwise provided in this Section 2.3(b). “Debt” means all funded indebtedness, determined without duplication, and includes notes; capitalized leases; bank term and revolving credit loans; obligations related to drawn letters of credit; bonds evidencing funded indebtedness; debentures; borrowings from lending institutions other than banks; subordinated loans and subordinated debt securities with or without stated maturity; bank bills; bank overdrafts; obligations with respect to the factoring or discounting of accounts receivable and other instruments; any dividends payable to the holders of Company Shares; and accrued interest and expense and penalties on any of the foregoing (including prepayment penalties). For the avoidance of doubt, a sample calculation of Net Working Capital is attached hereto as Schedule 2.3(c).
               (c) At least three (3) business days before the anticipated Closing Date, Company will prepare, subject to the reasonable approval of Parent, an unaudited estimated balance sheet of Company as of the anticipated Closing Date as mutually expected by the parties (the “Preliminary Closing Balance Sheet”) and a computation of the Net Working Capital as of the expected Closing Date based upon the financial information reflected in the Preliminary Closing Balance Sheet (the “Preliminary Closing Date NWC”). The Preliminary Closing Balance Sheet and the Preliminary Closing Date NWC calculation will be provided as Schedule 2.3(c) and become a part of this Agreement. The Preliminary Closing Balance Sheet will be prepared in accordance with GAAP, except as otherwise provided in Section 2.3(b) above, and will fairly and accurately present the financial position of Company as of the anticipated Closing Date. The parties will use the Preliminary Closing Balance Sheet and Preliminary Closing Date NWC to calculate the Per Share Amount for purposes of payment at the Closing in accordance with Section 2.1.3.
               (d) Within thirty (30) days after the Closing Date, Parent will prepare and deliver to the Shareholders’ Representative an unaudited balance sheet of Company as of the Closing Date, determined in accordance with GAAP, except as otherwise provided in Section 2.3(b) above, and which, to the knowledge of Parent, fairly and accurately presents the financial position of Company as of the date of such balance sheet (the “Proposed Closing Balance Sheet”), along with its calculation of Net Working Capital as of the Closing Date (“Closing Date NWC”). The Shareholders’ Representative will be provided access to the books and records of the Company as may be reasonably necessary for the execution of its duties hereunder.
               (e) Within ten (10) days after the delivery by Parent of the Proposed Closing Balance Sheet and calculation of its Proposed Closing Date NWC under Section 2.3(d), the Shareholders’ Representative will deliver to Parent a written notice either approving or objecting to the Proposed Closing Balance Sheet and the accompanying Closing Date NWC calculation (the “Review Notice”). The Review Notice will reasonably state a description of the Shareholders’ Representative’s differences, if any, with Parent’s determination of the Proposed Closing Balance Sheet and the Closing Date NWC calculations, together with proposed revisions (such revised Proposed Closing Balance Sheet being referred to as the “Counter Proposed Closing Balance Sheet”), along with revisions to the Closing Date NWC calculations. A failure by the Shareholders’ Representative to so deliver the Review Notice to Parent within such period will be deemed an approval of and agreement with the Proposed Closing Balance Sheet and the Closing Date NWC calculations of Parent, and such Proposed Closing Balance Sheet and the accompanying Closing Date NWC calculations of Parent will be deemed the Closing Balance Sheet and the final and conclusive calculation of the Closing Date NWC (the “Final Closing Date NWC”).
               (f) If the Proposed Closing Balance Sheet and the accompanying Closing Date NWC calculation of Parent are disputed by the Shareholders’ Representative in accordance with this Section 2.3, the Shareholders’ Representative and Parent will negotiate in good faith in an effort to resolve any differences regarding such determination. If Parent and the Shareholders’ Representative agree on the Proposed Closing Balance Sheet and Closing Date NWC, the amount they agree upon will be final, conclusive and binding as the Final Closing Date NWC, but if the objection cannot be resolved by such negotiation within thirty (30) days after Parent’s receipt of the Review Notice (the “Reconciliation Deadline”), the Proposed Closing Balance Sheet, the Counter Proposed Closing Balance Sheet, the Review Notice, and all work papers related thereto (collectively, the “Determination Materials”), will be submitted to the Seattle, Washington offices of KPMG LLP or of a nationally recognized accounting firm as Parent and the Shareholders’ Representative may mutually agree to (which agreement will not be unreasonably withheld or delayed) (the “Accounting Arbitrator”), which will review the Determination Materials and will determine the Final Closing Date NWC. The Accounting Arbitrator will not undertake any review of any matters not specifically identified by the Shareholders’ Representative as being in dispute in the Review Notice and may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party, and its determination may not be outside the range comprised of Parent’s calculation of Closing Date NWC and Shareholders’ Representative’s calculation of Closing Date NWC. The Accounting Arbitrator will make its determination in accordance with GAAP and in accordance with the provisions herein defining Net Working Capital to the extent they are inconsistent with GAAP. The Accounting Arbitrator’s decision as to Closing Date NWC as of the Closing Date will be final, conclusive, and binding as the Final Closing Date NWC. The parties will cause the Accounting Arbitrator to notify the parties in writing of its determination within thirty (30) days following the receipt of the Determination Materials. The fees and expenses of the Accounting Arbitrator will be borne equally by Parent and the Shareholders’ Representative (who shall in turn have recourse to the Escrow Amount for reimbursement of such expenses pursuant to Section 10.13(c) below). All determinations in accordance with this Section 2.3(f) will be in writing and will be delivered to the parties hereto.
               (g) If the Final Closing Date NWC (as determined in accordance with Sections 2.3(e) or 2.3(f) above) is less than the Preliminary Closing Date NWC, then an amount equal to the difference between (y) the Preliminary Closing Date NWC, and (z) the Final Closing Date NWC will be paid to Parent out of the Escrow Amount to the extent the Final Closing Date NWC is less than the Minimum Working Capital, in accordance with the terms of the Escrow Agreement. Such adjustment will not be subject to the Threshold Amount (as defined in Section 8.6). If the Final Closing Date NWC is greater than the Preliminary Closing Date NWC, then Parent will cause the amount equal to the difference between (y) the Final Closing Date NWC, and (z) the Preliminary Closing Date NWC, to be delivered, within ten (10) days after such final determination, to the Disbursement Agent for disbursement as provided in Section 2.4 below to the extent the Final Closing Date NWC is greater than the Maximum Working Capital. In addition, if the Preliminary Closing Date NWC is (i) more than the Maximum Working Capital and the Final Closing Date NWC is less than the Maximum Working Capital, the amount equal to the difference between the Preliminary Closing Date NWC and the Maximum Working Capital will be paid to Parent out of the Escrow Amount, or (ii) less than the Minimum Working Capital and the Final Closing Date NWC is more than the Minimum Working Capital then Parent will cause the amount equal to the difference between the Preliminary Closing Date NWC and the Minimum Working Capital to be delivered, within ten (10) days after such final determination, to the Disbursement Agent for disbursement as provided in Section 2.4 below.
               (h) Nothing in this Section 2.3 will be deemed to limit the indemnification rights of the Indemnified Parties in accordance with Article VIII hereof with respect to any breach of any representation and warranty of this Agreement, including without limitation, a breach of any of the representations contained in Section 3.1.5.
               (i) For purposes of this Agreement, “Closing Balance Sheet” means the balance sheet of Company as of the Closing Date determined in accordance with this Section 2.3.
     2.4 Delivery of Consideration.
          2.4.1 Disbursing Agent. Promptly after the Effective Time, Parent will (i) make available to BNY Mellon Shareowner Services or other bank or trust company as Parent may choose in its discretion (the “Disbursing Agent”), the shares of Parent Common Stock issuable pursuant to Section 2.1.4, in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time and (ii) deposit with the Disbursing Agent an amount of cash sufficient to pay the aggregate Gross Distributable Cash Amount and any cash amounts payable under Section 2.1.4, less the Escrow Amounts to be contributed therefrom pro rata.
          2.4.2 Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Disbursing Agent to pay by check or wire transfer of same day funds the cash portion of any applicable Conversion Payments, under Section 2.1 and subject to Section 2.2 hereof, and to send a certificate or certificates (or book entry) representing the stock portion of any applicable Conversion Payments under Section 2.1.3 and subject to Section 2.2 hereof to each record holder of Company Shares as of the Effective Time, other than to those holders of Appraisal Shares not entitled to payment, as promptly as practicable following (i) the submission of a Certificate to the Disbursing Agent and a duly executed letter of transmittal (the “Letter of Transmittal”) by such holder of record, which will specify that risk of loss and title to the Certificates will pass, only upon proper delivery of such documents to the Disbursing Agent, and which will be in the form and have such provisions as Parent and Company may reasonably specify, and (ii) the surrender of the Certificates in exchange for the applicable Conversion Payment by such holder of record (which Certificates will then be canceled). If any Certificate has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen, or destroyed and, if required by the Surviving Corporation, the payment of any reasonable fees, and the posting by such

Person of a bond, in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such document, the Disbursing Agent will issue in exchange for such lost, stolen, or destroyed document, the applicable Conversion Payments to which the holder is entitled under this Article II.
          2.4.3 No Further Ownership Rights in Company Shares. The applicable Conversion Payment delivered upon surrender in exchange for Company Shares in accordance with the terms hereof will be deemed to have been delivered in full satisfaction of all rights pertaining to such Company Shares. After the Effective Time, no further transfers will be made on the stock transfer books of Company of Company Shares issued before the Effective Time. When the Merger becomes effective, all Company Shares issued before then (other than Appraisal Shares) will cease to exist, and each Certificate previously representing any such shares will represent only the right to receive the applicable Conversion Payment as described in Section 2.1.3 subject to the terms of this Agreement. If, after the Effective Time, Certificates are presented to Surviving Corporation or the Disbursing Agent for transfer, they will be cancelled and exchanged as provided in this Article II, except as otherwise provided by law.
          2.4.4 Return to Parent. The Disbursing Agent will redeliver or repay to Parent any cash made available to the Disbursing Agent and not exchanged for Certificates within twelve (12) months after the Effective Time. After such time any holder of Certificates who has not yet delivered or surrendered such Certificates to the Disbursing Agent, subject to applicable law, will look as a general creditor only to Parent for payment of the applicable Conversion Payment. Despite any provision of this Agreement, to the fullest extent permitted by applicable law, neither Parent, the Disbursing Agent, Surviving Corporation, the Shareholders’ Representative, nor any other party will be liable to any holder of Company Shares for any cash delivered to a public official according to applicable abandoned property, escheat, or similar law.
          2.4.5 Withholding Rights. Parent or the Disbursing Agent will be entitled to deduct and withhold from the applicable Conversion Payment otherwise payable under this Agreement to any Person (as defined in Section 10.2) who was a holder of Company Shares immediately before the Effective Time, such amounts as Parent or the Disbursing Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local, or foreign tax law. Any such withheld amounts will be timely paid over to the appropriate Governmental Entity (as defined in Section 3.1.4). To the extent that amounts are so withheld by Parent or the Disbursing Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made by Parent or the Disbursing Agent.
2. Section 9.1(c) of the Agreement is deleted in its entirety and replaced with the following:
               (c) by either Parent or Company if the Merger has not been consummated on or before March 31, 2009 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1 will not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to have been consummated on or before such date and such action or failure to act constitutes a breach of this Agreement; or
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SIGNATURE PAGE—AMENDMENT TO AGREEMENT AND PLAN OF MERGER
     IN WITNESS WHEREOF, Parent, Sub, Company, the Major Shareholders, and the Shareholders’ Representative have signed or caused their respective duly authorized officers to sign this Amendment, all as of the date first written above.

FLOW INTERNATIONAL CORPORATION

By	/s/ Charles M. Brown

Its President and CEO

ORANGE ACQUISITION CORPORATION

By	/s/ John Leness

Its President

OMAX CORPORATION

By	/s/ John B. Cheung

Its Chairman and CEO

SHAREHOLDERS’ REPRESENTATIVE

/s/ John B. Cheung

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SIGNATURE PAGE— AMENDMENT TO AGREEMENT AND PLAN OF MERGER

/s/ John B. Cheung

John B. Cheung
Major Shareholder
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SIGNATURE PAGE— AMENDMENT TO AGREEMENT AND PLAN OF MERGER

/s/ John H. Olsen

John H. Olsen
Major Shareholder
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SIGNATURE PAGE— AMENDMENT TO AGREEMENT AND PLAN OF MERGER

/s/ James M. O’Connor James M. O’Connor
Major Shareholder
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SIGNATURE PAGE-AMENDMENT TO AGREEMENT AND PLAN OF MERGER

PUGET PARTNERS, L.P.
Major Shareholder

By	/s/ John B. Cheung

Its General Partner

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